                                                                       EXHIBIT I

                                                                 [PRIMACOM LOGO]

                             CONTACTS: Paul Thomason
                                       Chief Financial Officer
                                       Tel.: 49 6131 / 9310-101
PRESSRELEASE
                                       Alexander Hoffmann
                                       Executive Vice President
                                       Tel.: 49 6131 / 9310-150
                                       Fax: 49 6131 / 9310-189
                                       investor@primacom.de
                                       Company Web Site: www.primacom.de


PRIMACOM REPORTS IMPROVED REVENUES AND EBITDA FOR SECOND QUARTER AND FIRST SIX MONTHS 2002


MAINZ, GERMANY, AUGUST 29, 2002 - PrimaCom AG (Neuer Markt Frankfurt, "PRC"/ID No. 625910; and Nasdaq, OTC BB "PCAGY") today reported its results for the three and six month periods ended June 30, 2002.


SECOND QUARTER 2002

Revenue Generating Units (RGU) increased by 21,271 or 1.6% from a year ago to 1,361,621. Growth in RGU was primarily centered in the high speed Internet access and, to a lesser extent, digital television products.

Average revenue per unit (ARPU) increased by 12.4% from Euro 9.90 in the second quarter ended June 30, 2001 to Euro 11.13 in the second quarter ended June 30, 2002. The primary factor which impacted the ARPU was the acquisition of QuickNet in The Netherlands in the third quarter of 2001. Prior to the acquisition of QuickNet, Multikabel served these high speed Internet access subscribers on a wholesale basis. After the QuickNet acquisition, Multikabel cancelled its affiliation agreement and began to serve these subscribers directly. The ARPU for high speed Internet access in The Netherlands increased from approximately Euro 8.50 to Euro 38.51, related to this change.

Revenue increased by 14.1 % from Euro 39.7 million in the second quarter 2001 to Euro 45.3 million in the second quarter of 2002. The primary factors, which impacted revenue growth were

                                                                     Page 1 of 9
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the QuickNet acquisition, strong organic growth of our high-speed Internet access customers, and increases in revenue per unit received for the basic cable television service.

The operating loss was reduced by 86.7% from Euro 10.6 million in the second quarter of 2001 to Euro 1.4 million in the second quarter of 2002. The operating loss in the second quarter of 2002 includes a one time expense of Euro 1.9 million related to the restructuring of the Company's bank facilities. Improved operating results and the elimination of amortization expense associated with the new accounting rules for goodwill offset the negative effects of the one time expense and provided the improvement in the operating loss.

Interest expense increased from Euro 15.7 million to Euro 39.9 million, primarily due to a one time expense of Euro 12.3 million related to the write-off of previously capitalized fees associated with the modification of the bank facilities and the inclusion of Euro 9.5 million of non-cash rate interest on the second secured facility. Cash interest in the second quarter of 2002 was Euro 15.5 million compared to Euro 15.1 million in the second quarter of 2001.

Adjusted EBITDA before the one time debt modification charge increased by 14.5 % from Euro 17.9 million in the second quarter 2001 to Euro 20.5 million in the second quarter of 2002. The net loss for the second quarter of 2002 was Euro
38.2 million, or Euro 1.93 per basic and diluted share, versus a net loss of Euro 25.8 million, or Euro 1.30 per basic and diluted share for the second quarter of 2001. The primary factor for the increase was the debt modification expenses and the write-off of capitalized finance fees associated with the reduction in the borrowing capacity of our revolving credit facility and increased interest expense related to the convertible second secured facility.

PRIMACOM CABLE NETWORK

                                                JUNE 30,            JUNE 30,
                                                  2001                2002
                                             ---------------     ---------------
Homes passed by coax 450 MHz networks             1.401.339           1.409.341
Homes passed by fiber                               525.750             565.008
TOTAL HOMES PASSED                                1.927.089           1.974.349


Analog CATV subscribers served by 450 MHz           910.926             919.296
Analog CATV subscribers served by 862 MHz           394.909             385.856
TOTAL TV SUBSCRIBERS                              1.305.835           1.305.152

862 MHZ SERVICES
Digital TV subscribers                                6.874              12.067
Internet subscribers                                 27.031              43.578
Data communication subscribers                          610                 824
                                             ---------------     ---------------
Total revenue generating units                    1.340.350           1.361.621
                                             ===============     ===============

Ready for Service homes 862 MHZ networks            418.000             454.081

                                                                          2 of 9

    The number of revenue generating units increased by 21,271 from 1,340,350 as of June 30, 2001 to 1,361,621 as of June 30, 2002. The primary factor responsible for this growth was the increase in high-speed Internet access and digital television customers.

    The revenue derived from the analog cable television subscriber base increased by Euro 1,285,000 from Euro 36,814,000 in the second quarter of 2001 to Euro 38,099,000 in the second quarter of 2002, primarily due to increases in rates for the basic service.


HIGH-SPEED INTERNET ACCESS

    As of June 30, 2002, PrimaCom passed approximately 565,008 homes with fiber optic cable and had 454,081 fully upgraded and ready for service homes, compared with approximately 418,000 at the same time a year ago.

    High speed Internet access subscribers reached 43,578 as of June 30, 2002 compared with 27,031 subscribers a year ago, a penetration of 9.6% of RFS homes.

The following table reflects high-speed Internet access growth and penetration levels:

------------------------------------------------------------------------------------------------------
                          2nd Quarter    3rd Quarter     4th Quarter    1st Quarter     2nd Quarter
                             2001            2001           2001            2002           2002
------------------------------------------------------------------------------------------------------
Ready for service homes         418,000        439,034         440,883        449,883         454,081
------------------------------------------------------------------------------------------------------
Internet 1 subscribers           27,031         30,853          34,078         39,131          43,578
------------------------------------------------------------------------------------------------------
Penetration RFS homes              6.4%           7.0%            7.7%           8.7%            9.6%
------------------------------------------------------------------------------------------------------
Revenue                             770          3,183           2,140          4,043           4,470
in Euro 000
------------------------------------------------------------------------------------------------------
Contribution to Total
Revenue                            1.9%           7.6%            4.7%           9.2%             9.9%
------------------------------------------------------------------------------------------------------

(1) Includes dial up subscribers of 3,360 in 2nd quarter 2001 and 2,550 in 2nd quarter 2002

    High speed Internet access now makes up almost 10% of total revenue. As of July 2002 Multikabel canceled certain affiliation agreements and now owns and operates its own ISP. The projected cost savings of this measure is approximately 0.2 million Euro a month.

DIGITAL TELEVISION

    As of June 30, 2002, PrimaCom reported digital television subscribers of 12,067. The following table reflects the Digital Television subscriber growth and penetration:

------------------------------------------------------------------------------------------------------
                          2nd Quarter    3rd Quarter     4th Quarter    1st Quarter     2nd Quarter
                             2001            2001           2001            2002           2002
------------------------------------------------------------------------------------------------------
Ready for service homes         418,000        439,034         440,883        449,883         454,081
------------------------------------------------------------------------------------------------------
Digital Television                6,874          7,857          11,875         12,093          12,067
Subscribers
------------------------------------------------------------------------------------------------------
Penetration                        1.6%           1.8%            2.7%           2.7%            2.7%
RFS homes
------------------------------------------------------------------------------------------------------
Revenue                             180            249             294            257             399
in Euro 000's
------------------------------------------------------------------------------------------------------
Contribution to Total
Revenue                            0.5%           0.6%            0.6%           0.6%            0.9%
------------------------------------------------------------------------------------------------------

    Digital television subscription fees contributed approximately Euro 399,000 to second quarter 2002 revenue. Beginning in July of 2002, PrimaCom dramatically changed its digital offering in The Netherlands. All interactive services have been discontinued. The basic digital product will be enhanced through the insertion of several additional channels. The change in the product will reduce the fixed costs associated with the offering by Euro 0.2 million a month. To date there has been no loss of subscribers related to this change.


DATA COMMUNICATION

    Data communications services contributed over Euro 1,086,000 to revenue in the second quarter of 2002, compared to Euro 909,000 in the second quarter of 2001.

-------------------------------------------------------------------------------------------------------
                           2nd Quarter     3rd Quarter    4th Quarter     1st Quarter    2nd Quarter
                               2001           2001            2001           2002            2002
-------------------------------------------------------------------------------------------------------
Ready for service homes          418,000         439,034        440,883         449,883        454,081
-------------------------------------------------------------------------------------------------------
Data Communication                   610             758            788             792            824
Subscribers
-------------------------------------------------------------------------------------------------------
Penetration                         0.1%            0.2%           0.2%            0.2%           0.2%
RFS homes
-------------------------------------------------------------------------------------------------------
Revenue
Euro 000's                           909             918          1,106           1,084          1,086
-------------------------------------------------------------------------------------------------------
Total revenue %                     2.3%            2.2%           2.5%            2.5%           2.4%
-------------------------------------------------------------------------------------------------------

    Other revenues, which include e-commerce, advertising, carriage fees and other miscellaneous revenues, reached Euro 1.3 million for the quarter ended June 30, 2002 compared to Euro 1.0 million for the second quarter 2001.

FIRST SIX MONTHS 2002

Revenue increased by 13.6 % from Euro 78.6 million for the first six months of 2001 to Euro 89.2 million for the first six months of 2002. The primary factors, which impacted revenue growth were the QuickNet acquisition in The Netherlands, the growth of our high-speed Internet access customers, and increases in revenue per unit received for the basic cable television service.

The operating loss decreased by E 18.4 million from E 20.9 million in the first half of 2001 to E 2.4 million in the first half of 2002. The primary factors responsible for the decrease in the operating loss were the decrease in non-cash depreciation and amortization expense, the reduced non-cash compensation expenses related to our stock option plan and the improved operating performance.

Interest expense increased by E 21.5 million from E 32.7 million in the first half of 2001 to E 54.3 million in the first half of 2002. The primary factors responsible for the increase was the write-off of approximately E 12.3 million of capitalized finance fees associated with the reduction of E 375.0 million of the E 1 billion revolving credit facility commitment, the increased interest expense associated with the E 375.0 million convertible second secured credit facility. Offsetting a portion of the increase in interest expenses in the first six months of 2002 was the recognition of net interest income of E 953 thousand associated with the increase in fair market value of our interest rate caps and collars compared to an expense of E 959 thousand in the same period in 2001.

Adjusted EBITDA before the impact of one -time debt modification charges increased by 13,4 % from E35.1 million for the six months ended June 30, 2001 to E39.8 million for six months ended June 30, 2002.

The net loss for the first six month of 2002 was Euro 51.0 million, or Euro 2.58 per basic and diluted share, versus a net loss of Euro 53.4 million, or Euro
2.70 per basic and diluted share for the first six month of 2001. The primary factor for the decrease was the decrease in non-cash depreciation and amortization coupled with improved operating results.


FINANCIAL POSITION

    At June 30, 2002, our aggregate consolidated indebtedness was approximately Euro 898 million , comprised of approximately Euro 499 million of senior bank debt, Euro 385 million of convertible second secured debt, Euro 7.2 million of capital leases obligations, and Euro 7.1 million of deferred purchase obligations. The Company's improved operating position coupled with a reduction in upgrade activities has allowed the company to reach a near free cash flow neutral position in the second quarter of 2002.

----------------------------------------------------------------------------------------------------------------
                              2nd Quarter      3rd Quarter      4th Quarter      1st Quarter     2nd Quarter
                                 2001              2001             2001            2002             2002
----------------------------------------------------------------------------------------------------------------
Adjusted EBITDA                       17.925           18.592           18.733          19.246           20.537
----------------------------------------------------------------------------------------------------------------
Cash interest                         15,142           14.823           14.638          14.452           15,571
----------------------------------------------------------------------------------------------------------------
Capital expenditures                  16.344           19.005           20.537           9.913            6.925
----------------------------------------------------------------------------------------------------------------
Free cash flow                      (13.561)         (15.236)         (16.442)         (5.119)          (1.959)
----------------------------------------------------------------------------------------------------------------

    For the six months ended June 30, 2002 we used net cash of Euro 1.9 million in operating activities. The company used cash in investing activities of Euro
17.1 million. Net cash provided by financing activities amounted to Euro 19 million.

Adjusted EBITDA for the second quarter and the first six months of 2002 offers full interest coverage on cash interest of Euro 15.5 million and Euro 29.3 million Euro, respectively. Included in interest expenses of Euro 54.2 million for first half ended June 30, 2002, was non-cash write-off of capitalized financing fees of Euro 12.2 million, non-cash amortization of finance fees of Euro 3.4 million, capitalized interest based on the convertible second secured facility of Euro 10.1 million and interest income of Euro 953 thousand due to the increase in the fair value of our interest rate caps and collars in the first half of 2002.

    Paul Thomason, Speaker of the Executive Board and Chief Financial Officer, commented, PrimaCom finalized its debt modification in the second quarter with a near unanimous vote by its Shareholders. The stabilization of the capital structure will allow a stronger focus on operations. The company started to see the results of some of that focus in the second quarter of 2002.

Continued improvement is anticipated through the remainder of the year. It now appears PrimaCom will reach the higher end of its anticipated EBITDA for the full year.

CONFERENCE CALL

    In conjunction with this release, PrimaCom will host an analyst conference call, which will be simultaneously broadcast live over the Internet. Listeners can access the conference call live through a link on the Company's homepage. Please allow 15 minutes prior to the call to visit the sites to download and install any necessary audio software. After the call has taken place, its archived version may be accessed at the company's web site.

                                 CONFERENCE CALL
                        is scheduled for August 29, 2002
                     at 5:00 PM (Germany), 4:00 PM (London),
                           11:00 AM EDT, 8:00 AM PDT.
                              access via INTERNET:
                                 WWW.PRIMACOM.DE

Paul Thomason, Chief Financial Officer, and Dr. Stefan Schwenkedel, Chief Officer for Strategy and Controlling will host the call.


PRIMACOM AG (Neuer Markt Frankfurt: "PRC" or ID No. "625910" and Nasdaq, OTC BB, "PCAGY") is the fourth largest private network operator in Germany and the Netherlands, currently passing more than 1.9 million households and with approximately 1.3 million customers. PrimaCom provides customers with multi-media services via its own broadband cable network. With the introduction of digital television, high-speed Internet and data communications services, PrimaCom has introduced a range of interactive services that use a set-top box as a platform. Upgraded customers are being served with more than 100 TV and Radio programs, pay-per-view- and high-speed Internet services. PrimaCom continues to develop as a multi-media communications company.

                              --------------------

THIS PRESS RELEASE INCLUDES FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF
SECTION 27A OF THE SECURITIES ACT OF 1933 AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934. BECAUSE THESE STATEMENTS APPLY TO FUTURE EVENTS, THEY ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY, INCLUDING PRIMACOM'S ABSENCE OF AN OPERATING HISTORY SUBSEQUENT TO THE MULTIKABEL ACQUISITION AND ITS TRANSFORMATION TO A BROADBAND COMMUNICATIONS COMPANY, ITS POSSIBLE FUTURE NEED FOR ADDITIONAL FINANCING, COMPETITIVE FACTORS AND RESTRICTIONS IMPOSED BY EXISTING AND POSSIBLE FUTURE DEBT INSTRUMENTS.

===============================================================================


Financial Tables follow next page

===============================================================================

                       PRIMACOM AG UND TOCHTERUNTERNEHMEN
                       KONZERN GEWINN- UND VERLUSTRECHNUNG
                                  (IN TAUSEND)
                                   (UNGEPRUFT)

                                                                                1. APRIL BIS 30.  1. JAN. BIS 30.
                                                                                      JUNI              JUNI
                                                                               -------------------------------------
                                                                                    2001     2002     2001     2002
                                                                               -------------------------------------
                                                                                    EURO     EURO     EURO     EURO
Umsatzerlose........................................................              39.722   45.333   78.574   89.233
Betriebliche Aufwendungen:
  Kosten der zur Erzielung der Umsatzerlose
      erbrachten Leistungen.........................................              11.369   12.745   20.531   24.245
     Vertriebs- und Verwaltungskosten...............................               7.574    9.047   17.062   19.007
     Gemeinkosten...................................................               3.876    3.341    7.757    7.046
     Aufwendungen der Refinanzierung................................               -        1.930    -        1.930
     Abschreibungen.................................................              27.514   19.685   54.094   39.449
                                                                                 -----------------------------------
Summe der betrieblichen Aufwendungen................................              50.333   46.748   99.444   91.677
                                                                                 -----------------------------------

Betriebsergebnis....................................................             (10.611)  (1.415) (20.870)  (2.444)
Zinsaufwendungen:
   Bankschulden - bare Zinskomponente ..............................              15.364   18.025   32.024   31.415
   Bankschulden - unbare Zinskomponente.............................               -        9.479    -       10.194
   Aufwand aus der Auflosung abgegrenzter Gebuhren der
   Refinanzierung...................................................               -       12.264    -       12.264
   Sale- and Leaseback..............................................                 353      219      724      469
                                                                               -------------------------------------
   Summe der Zinsaufwendungen.......................................              15.717   39.987   32.748   54.252
                                                                               -------------------------------------

Sonstige  betrieblichen Ertrage (Aufwendungen)......................                 204               409
                                                                               -------------------------------------
Ergebnis der gewohnlichen Geschaftstatigkeit vor
Ertragssteuer  und andere Positionen................................            (26.124) (41.402) (53.209) (56.696)
Steuern vom Einkommen und Ertrag....................................                397    3.274      857    5.694
                                                                               -------------------------------------
Ergebnis aus der gewohnlichen Geschaftstatigkeit vor
Ergebnisanteilen von Minderheitsgesellschaftern und Ergebnis
aus assoziierten Unternehmen........................................            (25.727) (38.128) (52.352) (51.002)

Ergebnisanteile von Minderheitsgesellschaften.......................                   5     (22)     (31)     (36)
Anteil am Verlust assoziierter Unternehmen                                          (40)    -        (104)    -
                                                                               -------------------------------------
Ergebnis der  gewohnlichen Geschaftstatigkeit.......................            (25.762) (38.150) (52.487) (51.038)
Kumulativer Effekt der Veranderung der Bilanzierungsmethode.........               -        -        (946)    -
                                                                               -------------------------------------

Fehlbetrag..........................................................            (25.762) (38.150) (53.433) (51.038)
                                                                               =====================================

Ergebnis pro Aktie niedrigstes, verwassertes Ergebnis...............              (1,30)   (1,93)   (2,70)   (2,58)

EBIT................................................................            (10.611)  (1.415) (20.870)  (2.444)
EBITDA .............................................................              16.903   18.270   33.224   37.005
EBITDA Marge........................................................               42,6%    40,3%    42,3%    41,5%
EBIDTA vor Einmalaufwendungen der Refinanzierung....................               -       20.200    -       38.935
ADJUSTED EBITDA.....................................................              17.925   18.607   35.090   37.853
ADJUSTED EBITDA Marge ..............................................               45,1%    41,0%    44,7%    42,4%
ADJUSTED EBIDTA vor Einmalaufwendungen der Refinanzierung.                         -       20.537    -       39.783

                  SIEHE AUCH ERLAUTERUNGEN ZUM KONZERNABSCHLUSS

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